Exhibit 99.1

New York Hemp Industrial Park Update

Canopy Growth will transform the (appropriately spotless former vacuum parts) building this summer in Kirkwood, NY for previously announced Hemp Industrial Park

SMITHS FALLS, ON and KIRKWOOD, NY, April 29, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce a key milestone in establishing its Hemp Industrial Park in the Southern Tier region of New York State.

The Company has secured a 308,000 sq. ft. facility on a 48-acre property in Kirkwood, NY. Design activities will commence immediately with construction commencing this summer. The vision for the property is to build the infrastructure necessary to support hemp-derived cannabinoid extraction and related manufacturing together with providing an opportunity for participation by other businesses in the hemp industry.

"As we establish a stronger foothold in the exciting US market, we want to do so in a way that prioritizes local vendors and creates meaningful career opportunities for people in the communities where we operate," said Bruce Linton, Chairman & co-CEO, Canopy Growth. "The vision for our investment is to create an eco-system that inspires new entrepreneurs and generates more economic stimulus than a single company can offer. As we build the facilities, we'll also attract like-minded businesses who share our excitement for the emerging hemp and hemp-derived cannabinoid markets."

The Company will begin hiring senior leadership in late 2019 and recruit the full workforce in mid 2020. Canopy Growth has also begun securing farm capacity to supply enough hemp for its own future extraction and formulation activities within the park. The Company intends to prioritize farms within New York State for the supply of hemp at this site.

"We welcome Canopy Growth to Broome County with open arms. We haven't seen an investment like this in Broome in some time, and we're so excited a company like them is setting up shop in our area," said Broome County Executive Jason Garnar. "With Canopy Growth coming to Broome County we look forward to seeing the benefits in job investment."

With the location secured, Canopy Growth expects work to commence quickly on Pine Camp Drive and with local contracted construction teams retrofitting the facility, operations will scale-up quickly. It is anticipated that the operations will create hundreds of new local full-time positions, in addition to the contracted construction workers.

New York State granted a hemp licence to Canopy Growth in January of this year, allowing the Company to establish operations in the state and build a facility for hemp-derived cannabinoid extraction and processing for various applications. The new hemp facility will be capable of producing tons of hemp extract on an annual basis.

The Company will begin approaching third-party organizations to join the ecosystem. Canopy Growth is eager to attract businesses and researchers focused on every application of the hemp crop such as fibers, seeds, and hemp-derived cannabinoids. Since announcing intent in January 2019, the Company has worked closely with US government officials at all levels. From the local government and economic development officials, the New York Farm Bureau, to state representatives, Governor Cuomo's office, and Senator Schumer's office, Canopy Growth wishes to thank these key stakeholders for their commitment to building a hub for hemp innovation and entrepreneurship in the Southern Tier.

Here's to Future Growth.

About Canopy Growth
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over one million square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to timelines for hiring and construction activities. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations: Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:19e 29-APR-19